[DECHERT LLP LETTERHEAD]

November 13, 2009

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Attn: John Grzeskiewicz

Re:

Old Mutual Global Shares Trust (the “Trust”)

File Nos. 333-159629 and 811-22304

Dear Mr. Grzeskiewicz:

On behalf of the Trust, attached herewith for filing is Pre-Effective Amendment No. 3 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A.

If you have any questions, please feel free to contact me at (212) 641-5669 or John M. Thornton at (202) 261-3377.  Thank you.

Best regards,

/s/ Jeremy Senderowicz
Jeremy Senderowicz